Exhibit 13.2

                CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER
         PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO
                SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, Christopher Morris, the Principal Financial Officer of SVG Capital, plc (the "Company"), has executed this certification in connection with the filing with the Securities and Exchange Commission of the Company's Annual Report on Form 20-F for the Fiscal Year ended December 31, 2005 (the "Report").

The undersigned hereby certifies that:

        (1)      the Report fully complies with the requirements of Section 13
                 (a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

        (2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: July 14, 2006

                                 /s/ Christopher Morris
                                 ----------------------------------------------


                                 Principal Financial Officer